PROSPECTUS and	PRICING SUPPLEMENT NO. 30
PROSPECTUS SUPPLEMENT, each	Dated March 10, 2017
Dated April 17, 2014, as supplemented	Registration Statement No. 333-195332
by Supplement No. 1 dated September 10, 2014	Filed Pursuant to Rule 424(b)(2)

U.S. $11,000,000,000

JOHN DEERE CAPITAL CORPORATION

MEDIUM-TERM NOTES, SERIES F

Due 9 Months or More from Date of Issue

$250,000,000 2.650% Fixed Rate Senior Notes Due January 6, 2022

The Medium-Term Notes offered hereby will be Fixed Rate Notes and senior securities as more fully described in the accompanying Prospectus, Prospectus Supplement and Supplement No. 1 and will be denominated in U.S. Dollars.

The Notes offered hereby constitute a further issuance of, and will be consolidated with, the $400 million aggregate principal amount of 2.650% Senior Notes Due January 6, 2022 issued by John Deere Capital Corporation on January 6, 2017. The Notes offered hereby will have the same CUSIP number as the previously issued 2.650% Senior Notes Due January 6, 2022 and will trade interchangeably with the previously issued 2.650% Senior Notes Due January 6, 2022 immediately upon settlement. Upon completion of this offering, the aggregate principal amount outstanding of all such Notes will be $650 million.

Accrued interest on the Notes also must be paid by the purchaser for the period from January 6, 2017 to the settlement date, which is expected to be March 15, 2017.

CUSIP / ISIN:	24422ETL3 / US24422ETL38

Date of Issue:	March 15, 2017

Maturity Date:	January 6, 2022

Principal Amount:	$250,000,000

Price to Public:	99.559% plus accrued interest from January 6, 2017

Interest Payment Dates:	Semi-annually on January 6 and July 6, commencing on July 6, 2017 and ending on the maturity date

Regular Record Dates:	The fifteenth day (whether or not a Business Day) next preceding the applicable Interest Payment Date

Interest Rate:	2.650% per annum

Redemption Provisions:	None

Plan of Distribution:
	Name	Principal Amount Of Notes
	Barclays Capital Inc.	$75,000,000
	MUFG Securities Americas Inc.	75,000,000
	RBC Capital Markets, LLC	75,000,000
	BNP Paribas Securities Corp.	8,333,334
	Credit Agricole Securities (USA) Inc.	8,333,333
	Credit Suisse Securities (USA) LLC	8,333,333
	Total	$250,000,000
	The above Agents have severally agreed to purchase the respective principal amount of Notes, opposite their names as principal, at a price of 99.209% plus accrued interest from January 6, 2017.

In addition to the selling and other restrictions set forth in “Plan of Distribution” in the accompanying prospectus supplement, the following applies with respect to Switzerland:

Notice to Prospective Investors in Switzerland

This pricing supplement, the accompanying prospectus supplement and the accompanying prospectus do not constitute an issue prospectus pursuant to Article 652a or Article 1156 of the Swiss Code of Obligations and the notes will not be listed on the SIX Swiss Exchange. Therefore, this pricing supplement, the accompanying prospectus supplement and the accompanying prospectus may not comply with the disclosure standards of the listing rules (including any additional listing rules or prospectus schemes) of the SIX Swiss Exchange. Accordingly, the notes may not be offered to the public in or from Switzerland, but only to a selected and limited circle of investors who do not subscribe to the notes with a view to distribution. Any such investors will be individually approached by the agents from time to time.